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                          January 19, 2024

       Joseph Truluck
       Chief Financial Officer
       Adial Pharmaceuticals, Inc.
       1180 Seminole Trail, Suite 495
       Charlottesville, VA 22901

                                                        Re: Adial
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276496

       Dear Joseph Truluck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.